No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2021

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice Concerning Purchase of the Company’s Own Shares through ToSTNeT-3

Exhibit 2:

Notice Concerning Result of Acquisition of the Company’s Own Shares through ToSTNeT-3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: September 29, 2021

[Translation]

            September 28, 2021

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director,
Representative Executive Officer

Notice Concerning Purchase of the Company’s Own Shares through ToSTNeT-3

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on August 4, 2021, resolved that the Company will purchase its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation. The Company determined the specific method of the acquisition as follows.

Particulars

1.	Method of acquisition

The Company will delegate the purchase of own shares through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNEeT-3) on the Tokyo Stock Exchange at 8:45 a.m. on September 29, 2021, at a price of 3,500 yen per share, which is the base price of the Company shares on September 29, 2021. The purchase will not be conducted by any other trading system or at any other trading time.

The purchase order will be valid only for the time designated for the transactions.

2.	Details of acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 5,000,000 shares

(3)	Announcement of acquisition results:

The results of the acquisition will be announced after the completion of the transaction at 8:45 a.m. on September 29, 2021.

Note 1:	The total number of shares to be acquired will not be changed. Depending on market conditions and other factors, a part or all of the transaction may not be performed.

Note 2:	The purchase will be made based on selling orders corresponding to the number of shares to be acquired.

Reference:    Details of the resolution at the meeting of the Board of Directors held on August 4, 2021

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 18,000,000 shares (1.0 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 70 billion yen

(4)	Period of acquisition:

Starting on August 5, 2021 and ending on December 31, 2021

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

[Translation]

             September 29, 2021

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director,
Representative Executive Officer

Notice Concerning Result of Acquisition of the Company’s Own Shares through ToSTNeT-3

In respect of the acquisition of own shares notified by Honda Motor Co., Ltd. (the “Company”) on September 28, 2021, the Company has purchased its own shares as follows.

Particulars

1.	Reason for acquisition of own shares

The Company acquired its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of acquisition

(1)	Class of shares acquired:

Shares of common stock

(2)	Total number of shares acquired:

5,000,000 shares

(3)	Total amount of shares acquired:

17,500,000,000 yen

(4)	Date of the acquisition:

September 29, 2021

(5)	Method of acquisition:

Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) on the Tokyo Stock Exchange

Reference:    Details of the resolution at the meeting of the Board of Directors held on August 4, 2021

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 18,000,000 shares (1.0 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 70 billion yen

(4)	Period of acquisition:

Starting on August 5, 2021 and ending on December 31, 2021

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Progress as of September 29, 2021

Total number of shares acquired: 5,000,000 shares

Total amount of shares acquired: 17,500,000,000 yen